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                           February 5, 2024

       Jeffrey Frelick
       Chief Executive Officer
       Bone Biologics Corporation
       2 Burlington Woods Drive, Suite 100
       Burlington, MA 01803

                                                        Re: Bone Biologics
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed January 30,
2024
                                                            File No. 333-276771

       Dear Jeffrey Frelick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Alexander McClean, Esq.